4 ROTH CAPITAL PARTNERS


February 19, 2001

Board of Directors
Ugly Duckling Corporation
2525 East Camelback Road
Suite 500
Phoenix, AZ 85016
Atm: Mr. Frank Willey

Special Committee Chainnan

Dear Mr. Willey:

You have requested our opinion as to the fairness, from a financial point of view, to Ugly Duckling Corporation, a Delaware corporation (the "Company"), and its shareholders of a transaction dated as of January 11, 2001 (the "Transaction") between the Company and Verde Investments, Inc., an Arizona corporation (the "Lender"). Verde Investments, Inc. is an entity controlled by Mr. Ernest Garcia, the largest shareholder of the Company and Chairman of the Board of Directors of the Company. Verde Investments, Inc. and/or Mr. Garcia
have entered into previous related party transactions with the Company as set forth in the various public filings of the Company. The Transaction consists of a term loan in the principal amount of seven million dollars ($7,000,000) bearing annual interest at the rate of LIBOR plus six percent (6%) and warrants (the "Warrant") to purchase up to 1,500,000 shares of common stock of the Company at a per share exercise price of $4.50, subject to the terms and conditions as set forth in Exhibit A. The Warrant provides for the purchase of:
(i) 500,000 shares of common stock on July 25, 2001; (ii) 250,000 shares of common stock on October 25, 2001; (iii) 250,000 shares of common stock on January 25, 2002; (iv) 250,000 shares of common stock on April 25, 2002; and (v) 250,000 shares of common stock on July 25, 2002 and includes an option that will enable the Company to redeem any such outstanding warrants after July 25, 2006. In addition, upon release of the Lender's seven million dollars ($7,000,000) in cash collateral, the Lender has agreed to guarantee 33% of the aggregate principal amount outstanding of a $35 million senior secured loan evidenced by that certain Senior Secured Loan Agreement dated as of January 11, 2001 by and among Ugly Duckling Corporation, The Lenders From Time to Time Party Hereto and BNY Midwest Trust Company (the "SunAmerica Loan").

In arriving at our opinion, we have reviewed, among other things, (a) the Transaction and related agreements thereto; (b) the Stock Pledge Agreement; (c) the Subordination and Standstill Agreement; (d) the Consent and Subordination Agreement; (e) the SunAmerica Loan; (f) the Annual Reports on Form 10-K of the Company for the fiscal years ended December 31, 1998 - 1999; (g) certain interim reports to stockholders and Quarterly



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Ugly Duckling Corporation
February 19, 2001
Page 2 of 3


Reports on Form 1 0-Q of the Company; (h) certain other communications from the Company to its stockholders; and (i) certain internal financial analysis of the Company prepared by the management of the Company, including financial forecasts. We held discussions with certain members of the Company's senior management during which management made certain representations regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction. We also reviewed with senior management the current business operations, financial condition and future prospects of the Company.

We have assumed and relied upon the accuracy and completeness of all of the financial and other information discussed or reviewed by us and assumed such accuracy and completeness for purposes of rendering this opinion without independent verification. In addition, we did not undertake an independent evaluation or appraisal of the assets and liabilities, contingent or otherwise, of the Company and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with their consideration of the Transaction.

Roth Capital Partners, LLC (`RCP"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes RCP may provide investment banking services to the Company in the future. RCP provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities of the Company for its own account and for the accounts of customers.

This opinion as to the fairness of the Transaction to the Company is necessarily based on the market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Transaction. In our analysis and determination of fairness, we have relied wherever possible upon information actually available on the date of the Transaction. We have attempted to exclude from consideration all information that became available subsequent to the date of the Transaction. This opinion has been prepared solely for the use stated above. The opinion may not be furnished to any other person without our written permission, nor may it be relied upon by any other person.

The Transaction is comprised of two distinct components that we reviewed. The first component being the debt instrument consisting of a $7,000,000 three (3) year note bearing annual interest at the rate of LIBOR plus 6% and the second being a Warrant component consisting of various tranches and subject to Company redemption. The terms of the debt component, which is subordinate to all senior debt including the SunAmerica Loan, are consistent with that of the $35 million SunAmerica Loan. The Warrant component was analyzed using the Black Scholes methodology, which is widely




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Ugly Duckling Corporation
February 19, 2001
Page 3 of 3


accepted for valuing warrants and options. There are five key factors in the methodology, four of which are directly observable. They are (i) the price of the stock; (ii) the exercise price of the option; (iii) the risk-free interest rate (the annualized, continuously compounded rate on a safe asset with the same maturity as the option); and (iv) the time to maturity of the option. The only unobservable factor is the volatility of the underlying stock price. We applied the 90 and 200 day volatility's to value the Warrant that has a strike price of $4.50 and an expiration of July 25, 2011. The risk-free interest rate was based on the term of the Warrant. Our findings suggest the warrant value to be between $5,034,819 to $5,720,477.

Further, our analysis considered the following circumstances:

(i)  the Transaction was a condition precedent to the SunAmcrica Loan;

(ii) the deteriorating condition of the debt market;

(iii) the personal guarantee of Mr. Garcia;

(iv) the ability to re-finance the Transaction prior to July 25, 2001; and

(v) upon successful re-financing prior to July 25, 2001, Warrant will not be issued.

The above factors weighed heavily in our assessment of the Transaction, primarily the fact that the SunAmerica Loan required a $7,000,000 capital infusion as a condition of closing. Further, management represented that the SunAmerica Loan, and therefore the Transaction, provided the necessary capital for the Company to continue to execute on its business strategy. In the event that no such financing was obtained, the Company's financial condition most likely would deteriorate.

We conclude that based upon the (i) credit risk associated with a subordinate debt position in a highly leveraged entity, (ii) the personal guarantee which extends for the life of the SunArnerica Loan, (iii) the current state of the capital markets and (iv) the Company's ability to re-finance the Transaction without penalty or dilution prior to July 25, 2001 that the potential return associated with the Transaction is commensurate with risk.

Therefore, based upon the foregoing and other matters that we consider relevant, it is our opinion that as of January 11, 2001 the Transaction is fair from a financial point of view to the Company and its shareholders.


Sincerely,

Roth Capital Partners, LLC

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